UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)

N.A.
(Translation of registrant’s name into English)

COLOMBIA
(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24
BOGOTA – COLOMBIA

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol Group Announces Its Results for the First Quarter of 2015

-	The Group’s production maintained its growth trend, averaging 773.4 mboed in the first quarter of 2015. Production operated by Ecopetrol S.A. increased by 12.6%.

-	Barrancabermeja’s gross refining margin reached US$18.2 per barrel, an 11.7% increase as compared with the first quarter of 2014.

-	The Group’s consolidated[1] net income reached COP$160 billion in the first quarter of 2015.

BOGOTA, Colombia, May 12, 2015. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today Ecopetrol Group’s financial results for the first quarter of 2015, prepared and filed in Colombian pesos (COP$) and on the basis of International Financial Reporting Standards (IFRS). According with the article 3 of the Decree 2784 of December 28, 2012, the application date of the new technical framework is December 31, 2015, so the financial information presented prior to this date is subject to adjustments.

As indicated in paragraphs 9 and 18 of the International Accounting Standard 27 “Consolidated and Separated Financial Statements” Ecopetrol and its Corporate Group must present their financial information on a consolidated basis as if they were a single entity, combining the financial statements of the parent company and its subsidiaries line by line, adding assets, liabilities, shareholder´s equity, revenues and expenses of similar nature, removing the reciprocal items between the Corporate Group and recognizing the non-controlling interest.

Our financial results for the first quarter of 2015 and results for the comparable 2014 period were prepared on the basis of IFRS and are not comparable with our previously issued financial results for the first quarter of 2014 which were prepared in accordance with the Public Accounting Regime (Régimen de Contabilidad Pública) as adopted by the Colombian National Accounting Office (Contaduría General de la Nación).

Some figures in this release are presented in U.S. dollars (US$), as indicated. The exhibits in the main body of this report have been rounded to one decimal.

Summary of the Group’s Financial Results

(COP$ Billion)	1Q 2015*	1Q 2014*	∆($)	∆(%)
Total sales	12,300.9	17,971.3	(5,670.4)	(31.6)%
Operating profit	2,357.8	6,264.7	(3,906.9)	(62.4)%
Net Income Consolidated	355.9	4,064.8	(3,708.9)	(91.2)%
Non-controlling interest	195.9	176.7	19.2	10.9%
Equity holders of Ecopetrol**	160.0	3,888.1	(3,728.1)	(95.9)%
Other comprehensive income	1,124.1	(200.0)	1,324.1	(662.1)%
EBITDA	3,148.9	7,864.7	(4,715.8)	(60.0)%
EBITDA Margin	25.6%	43.8%

* These figures are included for illustration purposes only. Unaudited.

** According to IAS-1, “Presentation of financial statements”, paragraph 83, the company must include in the statement of comprehensive results the results attributable to non-controlling interest (minority interest) and the results attributable to shareholders of the controlling company.

1 Net income attributable to Ecopetrol’s shareholders under IFRS.

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	1Q 2015	1Q 2014	∆(%)	∆($)
Crude oil basket (US$/Bl)	42.9	91.2	(53.0)%	(48.3)
Quarterly average exchange rate COP$/US$	2,469	2,004	23.2%	465.0

In the opinion of Ecopetrol S.A.’s CEO, Juan Carlos Echeverry:

“Despite the decline in oil prices, in the first quarter of 2015 the Group reached a positive financial result due to the good performance of its different segments and favorable environment conditions for the operation.

Thus, operating and financial results of the Group on the first quarter of 2015 were better than those of the fourth quarter of 2014. Particularly, March was the best month of the first quarter of 2015.

With respect to our exploration activities, the first geological success for the year was reported at the Bullerengue-1 well, drilled by Hocol, located in the Sinú-San Jacinto basin, which is expected to support the natural gas supply on the Atlantic Coast region. In addition, we advanced in the drilling activities in the offshore wells Kronos and Calasú, located in the southern Caribbean Sea in partnership with Anadarko as operator (50% - 50%).

Our production activities have recorded four consecutive quarters of growth, reaching 773.4 mboed in the first quarter 2015, a 1% increase as compared to the first and last quarters of 2014. This increase was the result of the start-up of new facilities and wells in the Castilla and Chichimene fields, both of which set production records of 124 mbod and 85 mbod, respectively.

Our affiliated companies increased their production to a total 51.4 mboed, a 5.8% rise as compared to the first quarter of 2014. Highlighting Ecopetrol America’s production alone reached 6.4 mboed.

Amid this low crude oil prices scenario, our refining margin has continued to improve, reaching 18.2 US$ per barrel in the first quarter of 2015, a 12% gain as compared to the first quarter of 2014 (16.3 US$ per barrel) and a 15% gain as compared to the fourth quarter of 2014 (15.8 US$ per barrel). The main contributing factors to this result were the operating stability of units and the improvements designed to give value to residual streams.

In transportation, total volumes moved during the first quarter of 2015 were 1,273.5 mbd, a 6% increase compared to 1,200.1 mbd transported during the first quarter of 2014, and 3.3% more compared to the fourth quarter of 2014. This result was primarily due to higher volumes transported in the Caño Limón-Coveñas and Oleoducto Transandino systems resulting from the decreased number of attacks on transport infrastructure, which went from 35 attacks on the first quarter of 2014 to 2 attacks in the first quarter of 2015.

International crude oil prices reached its lower level in 6 years during the first quarter of 2015 (Brent 46.6 US$ per barrel on January 13). As a result, our revenues were deeply affected, decreasing from COP$18 trillion to COP$12.3 trillion in the first quarter of 2015, a COP$5.7 trillion decrease (31.6%). The effect of lower sales oil prices (from 101 US$ per barrel to 56 US$ per barrel between the first quarter of 2014 and the first quarter of 2015) caused a decreased of COP$8.2 trillion in our revenue, that was partially offset for the positive exchange rate effect, representing a higher income of COP$2 trillion, COP$200 billion in higher sales volumes and COP$250 billion in higher income from transportation services to third parties due to the effect of the devaluation on the tariffs.

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Our cost of sales declined to COP$8.5 trillion in the first quarter of 2015, a 21% decrease as compared to COP$10.8 trillion in the first quarter of 2014. This result was primarily due to the effect of lower oil prices on our purchase costs of crude, gas and refined products, as well as lower fixed costs due to the optimization of maintenance plans and contracted services achieved during the first quarter of 2015.

Operating costs increased by 53% during the first quarter of 2015 as compared to the first quarter of 2014, primarily as a consequence of the recording of the wealth tax applicable for year 2015.

The Colombian peso-U.S. dollar exchange rate had significant effects on the Group’s financial expenses. The impact of the depreciation of the Colombian peso over our net liability position resulted in an expense of COP$1.4 trillion during the first quarter of 2015.

Income before taxes for the first quarter of 2015 was COP$828 billion. With the income tax provision of COP$472 billion (57%) resulted in a consolidated net income of COP$160 billion.

Considering the current scenario of low oil prices, we are focused on making our operations more efficient. Our operations will continue focusing on safety, profitability and delivering positive results for our shareholders.”

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The Ecopetrol Group presents its results for the first quarter of 2015

Table of Contents

I. Consolidated Financial Results		5
a.	Availability of crude, gas and refined products	5
b.	Sales volume	6
c.	Prices of crude, refined products and natural gas	7
d.	Financial results	8
e.	Balance sheet	11
f.	Credit rating	12
g.	Financing	12
h.	Segment Results	13
II. Operating Results		14
a.	Investments	14
b.	Exploration	15
c.	Production	16
d.	Transport	19
e.	Refining	20
III. Organizational Consolidation, Corporate Responsibility and Corporate Governance (Ecopetrol S.A.)		21
a.	Organizational consolidation	21
b.	Corporate Responsibility	21
IV. Presentations of the Quarter Results		22
V. Ecopetrol´s Group Exhibits		24
VI. Exhibits of Subsidiary Results and Shareholder Interest		28
VII. Corporate Group Debt		35
VIII. Annex: Principal Changes in Consolidated Financial Reporting and Its Effects for the Year 2014, Product of the Adoption of International Financial Reporting Standards – IFRS		36

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I.	Consolidated Financial Results

The following results are presented on the basis of International Financial Reporting Standards (IFRS) and are not comparable with the results reported on the basis of the Public Accounting Regime (Régimen de Contabilidad Pública) as adopted by the Colombian National Accounting Office (Contaduría General de la Nación).

a.	Availability of crude, gas and refined products

The availability of the Group’s crude, gas and refined products is summarized in the following volumes produced and purchased:

Ecopetrol S.A. (consolidated) (1)

1) Crude Oil (mbod)	1Q 2015	1Q 2014	∆(%)
(+) Net Production (2)	536.6	526.1	2.0%
(+) Purchases (3)	215.4	199.4	8.0%
(+) Diluent	69.0	78.7	(12.3)%
Total	821.0	804.2	2.1%

2) Natural Gas (mboed)	1Q 2015	1Q 2014	∆(%)
(+) Net Production (4)	116.7	122.4	(4.7)%
(+) Purchases (5)	2.2	2.2	0.0%
Total	118.9	124.6	(4.6)%

3) Refined Products (mbd)	1Q 2015	1Q 2014	∆(%)
(+) Production (6)	220.7	219.8	0.4%
(+) Local Purchase (7)	5.8	6.2	(6.5)%
(+) Imports (8)	121.4	94.6	28.3%
Total	347.9	320.6	8.5%

(1) Does not include variation in inventories

(2) Does not include royalties

(3) Includes royalties purshased from the National Hydrocarbon Agency (Agencia Nacional de Hidrocarburos, ANH), royalties from Ecopetrol and other companies, and purchases from third parties

(4) Includes royalties

(5) Only includes purchases from third parties

(6) In 2014 figures diluent production and products used as diluent were remove as they are already included in the line diluent of the crude oil section

(7) In 2014 figures local purchases of diluent were remove as they are already included in the line diluent of the crude oil section

(8) In 2014 figures imports of filuent were remove as they are already included in the line diluent of the crude oil section

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The main variations for the first quarter of 2015 as compared to the first quarter of 2014 were as follows:

•	Increased crude oil production: Chichimene and Castilla fiels increase its production in 69% and 14% respectively compared with the same period of 2014.

•	Increased crude oil purchases for the refinery, taking advantage of the higher refining margins during the period.

•	Decreased diluent purchases: primarily due to the drawdowns of diluents from our inventories, higher production of diluents at the Barrancabermeja refinery and dilution optimizations.

•	Decreased natural gas production due to the natural decline of the Guajira fields.

•	Increased gasoline imports due to increased domestic demand and decreased production levels at the Barrancabermeja refinery.

b.	Sales volume

Ecopetrol S.A. (consolidated)

Sales volume

Local sales volume (mboed)	1Q 2015	1Q 2014	∆(%)
Crude Oil	20.1	30.4	(33.9)%
Natural Gas	81.4	79.8	2.0%
Gasoline	92.4	84.0	10.0%
Medium Distillates	142.0	140.5	1.1%
LPG and propane	15.5	15.0	3.3%
Fuel oil	5.2	3.4	52.9%
Industrial and Petrochemical	21.4	22.0	(2.7)%
Total Local Sales	378.0	375.1	0.8%

Export sales volume (mboed)	1Q 2015	1Q 2014	∆(%)
Crude Oil	570.4	521.6	9.4%
Products	72.7	108.4	(32.9)%
Natural Gas	16.2	24.0	(32.5)%
Total Export Sales	659.3	654.0	0.8%

Total sales volume	1,037.3	1,029.1	0.8%

b.1) Domestic Market (36% of total sales in the first quarter of 2015):

The 0.8% increase in local sales volume in the first quarter of 2015 is explained mainly by higher sales of gasoline, natural gas, fuel oil and liquefied petroleum gas to meet the increased internal demand.

b.2) International Market (64% of total sales in the first quarter of 2015):

The 0.8% increase in volume exported in the first quarter of 2015 is explained primarily as the net effect of:

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•	Increased crude oil exports due to the Group’s increase in production and increased purchases from third parties.

•	Decreased natural gas exports due to the natural decline of the Guajira field.

Export markets:

Export destinations - Crudes (mbod)			Export destinations - Products (mboed)
Destination	1Q 2015	1Q 2014	Destination	1Q 2015	1Q 2014
Asia	143	210	Central America / Caribbean	16	45
U.S. Gulf Coast	148	118	Asia	15	15
Europe	87	78	U.S. West Coast	8	4
U.S. West Coast	35	56	U.S. East Coast	8	24
Central America / Caribbean	132	44	U.S. Gulf Coast	13	15
South America	9	10	South America	5	5
U.S. East Coast	6	6	Europe	6	0
Other	10	0	Other	2	0
Total	570	522	Total	73	108

•	Crude: sales increased to the Gulf of Mexico region of the United States because of higher refining margins and decreased competitiveness of domestic and Canadian crude. Sales to Central America also increased due to increased demand for storage services.

Sales to Asian market decreased because of more competitive prices offered by Middle Eastern and African producers and the opportunities that arose in the spot market to sell in other destinations. However, this situation was temporary and Ecopetrol maintains its presence in Asia under sales contracts.

The crude oil exports basket of our Group was indexed to Brent (71%) and Maya (29%).

•	Refined products: sales increased to the West Coast of the United States and to Europe due to higher demand for fuel oil for the production of maritime fuels.

Sales to Central America declined due to higher demand in the United States, which offered better prices but led to reduced flows to Central America.

c.	Prices of crude, refined products and natural gas

Prices of crude references (Average, US$/Bl)	1Q 2015	1Q 2014	∆(%)	∆($)
Brent	55.1	107.9	(48.9)%	$(52.8)
MAYA	43.9	89.3	(50.8)%	$(45.4)

Weighted average sales price (US$/Bl)	1Q 2015	1Q 2014	∆(%)	∆($)	Sales Volume (mboed) 1Q 2015
Crude oil basket	42.9	91.2	(53.0)%	(48.3)	590.5
Products basket	68.1	116.8	(41.7)%	(48.7)	349.2
Natural gas basket	23.7	24.3	(2.5)%	(0.6)	97.6

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Crude:

Between the first quarter of 2014 and the first quarter of 2015, the average price of our Group’s crude sales basket fell by US$48.3 per barrel, reflecting the sharp drop in international crude prices caused by a market surplus and weaker-than-expected demand from Asian and European economies.

Refined Products:

During the first quarter of 2015, the price of the refined products sales basket decreased by US$48.7 per barrel as compared to the same period last year, primarily due to the reduction in the price of jet (-US$54.4 per barrel), diesel (-US$52.1 per barrel) an gasoline (-US$46.7 per barrel).

Natural gas:

Selling prices remained stable in the first quarter of 2015 as compared to the same quarter of last year.

d.	Financial results

Consolidated Income Statement
COP$ Billion	1Q 2015*	1Q 2014*	∆($)	∆(%)
Local Sales	4,595.5	6,287.6	(1,692.1)	(26.9)%
Export Sales	6,474.1	10,700.9	(4,226.8)	(39.5)%
Sale of services	1,231.3	982.8	248.5	25.3%
Total Sales	12,300.9	17,971.3	(5,670.4)	(31.6)%
Variable Costs	6,404.9	8,625.2	(2,220.3)	(25.7)%
Fixed Costs	2,118.1	2,150.3	(32.2)	(1.5)%
Cost of Sales	8,523.0	10,775.5	(2,252.5)	(20.9)%
Gross Profits	3,777.9	7,195.8	(3,417.9)	(47.5)%
Operating Expenses	1,420.1	931.2	488.9	52.5%
Operating Income/Loss	2,357.8	6,264.7	(3,906.9)	(62.4)%
Financial Income/Loss	(1,530.3)	(120.9)	(1,409.4)	1,165.8%
Results from Subsidiaries	0.7	15.3	(14.6)	(95.4)%
Provision for Income Tax	472.4	2,094.2	(1,621.8)	(77.4)%
Net Income Consolidated	355.9	4,064.8	(3,708.9)	(91.2)%
Non-controlling interests	195.9	176.7	19.2	10.9%
Equity holders of Ecopetrol**	160.0	3,888.1	(3,728.1)	(95.9)%
Other comprehensive income	1,124.1	(200.0)	1,324.1	(662.1)%

EBITDA	3,148.9	7,864.7	(4,715.8)	(60.0)%
EBITDA Margin	25.6%	43.8%

* These figures are included for illustration purposes only. Unaudited.

** According to IAS-1, “Presentation of financial statements”, paragraph 83, the company must include in the statement of comprehensive results the results attributable to non-controlling interest (minority interest) and the results attributable to shareholders of the controlling company.

Revenues in the first quarter of 2015 decreased by 31.6% (-COP$5,670 billion) as compared to the same period of last year, as a result of the combined effect of:

•	The decrease in the price of Ecopetrol S.A.’s average export basket (-US$51.3 per barrel): -COP$8,220 billion.
•	Devaluation of the Colombian peso against the U.S. dollar, from an average exchange rate of COP$2,004/US$1 in the first quarter of 2014 to an average exchange rate COP$2,469/US$1 in the first quarter of 2015, resulting in a COP$2,095 billion increase in sales revenues.

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•	Increased revenues from services provided by our transportation and logistics segment to third parties, mainly as a result of exchange rate effects on U.S. dollar-denominated transportation tariffs: +COP$248 billion.
•	Increased sales volumes (+8 mboed): +COP$207 billion.

The Cost of Sales declined by 21% (-COP$2,253 billion) in the first quarter of 2015, as a result of:

•	Variable Costs: a 26% (-COP$2,220 billion) decrease primarily as a result of:

a) A COP$1,831 billion decline in the purchase costs of crude, gas and refined products due to the net effect of:

o	Lower average purchase price due to the decline in international benchmark prices: -COP$2,771 billion.

o	A 23% devaluation of the in the average exchange rate Colombian peso against the U.S. dollar: +COP$623 billion.

o	An increase in volumes purchased from third parties due to Vasconia crude purchases to Pacific Rubiales starting in November and increased gasoline imports to meet increased internal demand: +COP$317 billion.

b)	Variation of inventories due to a decline in the value of inventories on a lower cost basis in 2015: -COP$300 billion

c)	Transport, mainly as an optimization in the use of tanker trucks as a result of the operative stability and better environment conditions for the operation during the first quarter of 2015: -COP$65 billion.

d)	Amortizations, depreciations and depletion, primarily as a result of increased incorporation of reserves in 2014. The reserve added in 2014 is the base for the amortization and depletion of oil investments in 2015: -COP$45 billion.

e)	Other minor variable items: +COP$21 billion.

•	Fixed costs: a 1.5% decrease (-COP$32 billion), primarily as a result of:

a)	Reductions in:

o	Costs associated with maintenance and contracted services: a COP$99 billion reduction principally in Ecopetrol S.A. as a result of optimizations on maintenance plans and contracted services achieved during the first quarter of 2015, among others: re-structuring of services, quantities and tariff re-negotiation of maintenance contracts.

o	Other minor items: -COP$20 billion.

b)	Increases in:

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o	A COP$52 billion increase in depreciation of property, plant and equipment, the result mainly of the increase in assets and capitalizations of costs related to shutdowns at the Barrancabermeja refinery.

o	A COP$35 billion increase in labor costs, mainly resulting from the collective bargaining agreement signed in the second quarter of 2014, in which the benefits derived from it were adjusted; and for an increase in staff, regarding the Warranty Law in 2014 that prohibit hiring during the first half of this year.

In the first quarter of 2015, results have been impacted in COP$8.7 billion as a result of the attack to the infrastructure (deferred production and less sales not included). This includes the costs of southern pipelines repairs for removing illegal connections and resuming operations. Reparation includes the illegal valves removing, pipeline repairs and decontamination of the surrounding area.

Our operating expenditures increased by 53% (+COP$489 billion) as a combined effect of:

•	The wealth tax applicable for the year 2015: +COP$612 billion. In 2014, no accrual was made for wealth tax expenses as for purposes of first-time adoption of the IFRS this item is registered in the opening balance.

•	A COP$47 billion increase in non-capitalizable items associated with the Cartagena refinery project, a COP$35 billion increase in labor costs, a COP$32 billion deterioration in inventories, mainly fuel oil, a COP$21 billion increase in depreciation and COP$21 billion increase in other minor expenditures.

•	A COP$279 billion decrease in exploratory expenditures, as a result of decreased seismic activity and fewer dry wells reported in the period.

The operating margin for the first quarter of 2015 was 19% as compared to 35% for the same period of 2014.

Our net financial (non-operating) income recorded a higher loss of COP$1,409 billion, as a net effect of:

•	Exchange rate loss of COP$1,198 billion. During the first quarter of 2014 an income of COP$23 billion was recorded while in the same period of 2015 an expense of COP$1,175 billion was recorded.

The exchange difference expenditure was mainly in Ecopetrol S.A. (COP$1,439 billion) derived from its net liability position of US$7,963 million at the end of March 2015.

•	A COP$186 billion increase in interest expenses derived from an increased level of indebtedness.

•	A COP$25 billion increase in other financial expenditures.

The 77% decrease (-COP$1,622 billion) in our income tax expenditure is mainly explained by our lower revenues during the first quarter of 2015. However, our effective income tax rate increased in 2015 due to the application of the presumptive income tax method instead of the liquid tax method in the income tax calculation. We expect that this situation will be reversed during the remainder of 2015 and stabilizes.

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As a consequence of the above mentioned, the net result attributable to the shareholders was a net income of COP$160 billion, 96% less than the net result in the first quarter of 2014.

EBITDA in the first quarter of 2015 decreased 60% to COP$3,149 billion and EBITDA margin was 26% in the first quarter of 2015, compared to 44% in the first quarter of 2014.

e.	Balance sheet

Consolidated Balance Sheet
(COP$ Billion)	March 31, 2015	December 31, 2014	∆($)	∆(%)
Current Assets	25,938.8	20,892.6	5,046.2	24.2%
Non Current Assets	95,798.7	91,959.0	3,839.7	4.2%
Total Assets	121,737.5	112,851.6	8,885.9	7.9%
Current Liabilities	22,686.9	16,278.8	6,408.1	39.4%
Long Term Liabilities	52,170.6	45,498.6	6,672.0	14.7%
Total Liabilities	74,857.5	61,777.4	13,080.1	21.2%
Non controlling interest	1,474.0	1,454.8	19.2	1.3%
Equity	45,405.9	49,619.4	(4,213.5)	(8.5)%
Total Liabilities and Shareholders' Equity	121,737.5	112,851.6	8,885.9	7.9%

The main variations in our balance sheet during the first quarter of 2015 since December 31, 2014, in accordance with IFRS, were as follows:

•	Current assets increased by COP$5,046 billion, principally because of funds obtained by Ecopetrol S.A. in a syndicated loan, which were maintained in short-term investments, cash and cash equivalents.

•	Non-current assets increased by COP$3,840 billion, mainly because of the increase in:

o	A COP$2,794 billion increase in construction in progress, as follows: 1) COP$2,055 billion from Reficar as a result of interest capitalization and conversion adjustment due to functional currency, 2) COP$528 billion corresponding to infrastructure works of Ecopetrol S.A., 3) COP$175 billion in CENIT and 4) other minor capitalizations in subsidiaries of COP$36 billion.

o	A COP$544 billion increase in plant and equipment corresponding to capitalizations in Ecopetrol S.A. for COP$362 billion, Reficar for COP$89 billion, and Propilco COP$64 billion and other minor capitalizations in affiliates for COP$29 billion.

o	A COP$525 billion increase in pipelines and networks, mainly corresponding to a COP$412 billion increases by Ocensa and other minor capitalizations for COP$113 billion.

o	A COP$23 billion decrease in other net variations, mainly due to depreciations during the period.

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•	Current liabilities increased by COP$6,408 billion compared with the first quarter of 2014 due to the COP$5,469 billion dividend declared by Ecopetrol S.A. at the Shareholders’ General Assembly held on March 26, 2015 , and the recording of COP$939 billion mainly in income tax liability for all companies of the Group.

•	Long-term liabilities increased by COP$6,672 billion mainly as a result of the syndicated loan of US$1,925 million obtained by Ecopetrol S.A. in February 2015 and the valuation at amortizated cost of Ecopetrol S.A. and Reficar debt.

•	The group’s equity discounting non controlling interest was COP$45,406 billion, representing a COP$4,214 billion decrease since December 31, 2014, primarily as a result of the dividend distributions in 2014 and reduced net income in 2015.

f.	Credit rating

During the first quarter of 2015, the credit rating agency Standard & Poor’s affirmed Ecopetrol S.A.’s long-term international rating of BBB, with stable outlook. Other risk rating agencies have not reviewed Ecopetrol’s credit rating in 2015.

Ecopetrol S.A.’s local and foreign ratings as of March 31, 2015 can be viewed on the respective websites Moody’s Investors Services, Standard & Poor’s and Fitch Ratings.

g.	Financing

Ecopetrol entered into a credit agreement for a commercial loan in the amount of US$1,925 million. The lenders were a consortium of eight participating international banks: J.P. Morgan Chase Bank, N.A.; BNP Paribas; Mizuho Bank Ltd; Bank of America, N.A.; HSBC Bank USA, National Association; Banco Bilbao Vizcaya Argentaria. S.A., Grand Cayman Branch; Banco Santander, S.A.; and Citibank, N.A.

The financing facility has a term of 5 years, with amortization of principal payable upon maturity and interest payable every six months at a rate LIBOR of plus 140 basis points. These conditions reflect the perception of Ecopetrol S.A. as an investment grade company and with a strong cash generation.

The funds will be used to finance the investment plan and other corporate purposes.

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h.	Segment Results

Quarterly Results by Segment	E&P		Refining & Petrochem.		Transportation and Logistics		Eliminations		Ecopetrol Consolidated
COP$ Billion	1Q 2015	1Q 2014	1Q 2015	1Q 2014	1Q 2015	1Q 2014	1Q 2015	1Q 2014	1Q 2015	1Q 2014
Local Sales	1,778	2,158	4,162	5,644	69	27	(1,414)	(1,542)	4,595	6,287
Export Sales	5,644	9,468	890	1,938	-	-	(60)	(705)	6,474	10,701
Sales of services	132	189	55	19	2,423	1,903	(1,379)	(1,128)	1,231	983
Total Sales	7,554	11,815	5,107	7,601	2,492	1,930	(2,853)	(3,375)	12,300	17,971
Variable Costs	4,230	4,693	4,150	6,645	261	116	(2,236)	(2,830)	6,405	8,624
Fixed Costs	1,623	1,542	468	447	637	642	(610)	(480)	2,118	2,151
Cost of Sales	5,853	6,235	4,618	7,092	898	758	(2,846)	(3,310)	8,523	10,775
Gross profit	1,701	5,580	489	509	1,594	1,172	(7)	(65)	3,777	7,196
Operating Expenses	734	672	470	245	281	65	(65)	(51)	1,420	931
Operating Profit	967	4,908	19	264	1,313	1,107	58	(14)	2,357	6,265
Financial Income/expenses	(1,203)	(39)	(369)	(48)	147	(9)	(105)	(25)	(1,530)	(121)
Results from Subsidiaries	1	12	-	3	-	-	-	-	1	15
Income tax benefits (expense)	69	(1,664)	51	(103)	(592)	(327)	-	-	(472)	(2,094)
Net Income Consolidated	(166)	3,217	(299)	116	868	771	(47)	(39)	356	4,065
Non-controlling interest	-	-	(2)	(2)	198	179	-	-	196	177
Equity holders of Ecopetrol	(166)	3,217	(297)	118	670	592	(47)	(39)	160	3,888

EBITDA	1,522	6,329	140	539	1,533	1,034	(46)	(37)	3,149	7,865
EBITDA Margin	20.1%	53.6%	2.7%	7.1%	61.5%	53.6%	1.6%	1.1%	25.6%	43.8%

Exploration and Production

First quarter 2015 revenue decreased by 36% compared to the same period of last year despite a 2% increase in volumes sold. The drop in revenues is attributed to the 54% fall in the prices of Ecopetrol’s crude export basket in the line with the behavior of the international benchmark prices.

Segment cost of sales fell 6%, mainly in the variable cost line mainly due the reduction in the purchase of diluents because of the use of its own light crude for dilution. Fixed costs were up by 5% because of higher hydrocarbon transport cost owing to the 23% exchange rate devaluation affecting the US dollar-denominated tariffs.

Operating expenditures increased 9% due to the recording of the wealth tax for the year 2015, partially offset by lower exploratory expenditures (decline in seismic activity and lower dry wells registered).

The net financial result showed a loss, the result primarily of the exchange difference affecting the company’s net liability position.

As a result of the above, the segment recorded a loss of COP$166 billion in the first quarter of 2015, compared with a profit of COP$3,217 billion in the same quarter of 2014.

Refining and Petrochemicals

Income for the first quarter of 2015 decreased 33% compared to the same period of last year due to the drop in product international price indicators.

Cost of sales for the segment was down by 35% owing to lower raw material prices and no crude purchases from Reficar. In the first quarter of 2015, gross margin improved compared to the same period of last year, increasing from 6.7% to 9.6% because of: 1) less reduction in product sale prices in relation to raw material costs, 2) improvements in the refining scheme and operational stability (triggering higher throughput and production of +15.6 mbd) and 3) lower operating costs.

Despite the better refining margin, the segment’s operating result decreased COP$245 billion, due mainly to the wealth tax recorded in the first quarter of 2015.

The net financial result recorded a loss, due primarily to the effect of the exchange difference on the company’s net liability position.

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The segment recorded a net loss of COP$297 billion, compared to a profit in the first quarter of last year of COP$118 billion.

Transport

Income for the first quarter of 2015 increased 29%, due to: 1) higher volumes transported to third parties by Cenit, Ocensa and ODL, and 2) the positive effect of the exchange rate devaluation over the dollar-denominated tariffs.

Segment cost of sales increased 18%, corresponding mainly to items associated with purchases of products and gas needed for operations in the first quarter of 2015.

Operating expenditures increased COL$216 billion compared to the same period of last year, the outcome especially of the wealth tax.

Non-operating results were favorable compared to the same quarter a year ago, primarily because of the effect of the Colombian peso devaluation against the U.S. dollar on the net active position of the companies of this segment.

As a result of the above, the segment’s net profit was COP$670 billion compared to COP$592 billion in first quarter 2014.

II.	Operating Results

a.	Investments

Ecopetrol Consolidated Capex:

Capex* (US$ million) 1Q 2015
Segment	Ecopetrol S.A.	Affiliates and Subsidiaries**	Total	Allocation by segment
Production	586.9	62.7	649.6	45.9%
Refining, Petrochemicals and Biofuels	33.1	432.0	465.1	32.9%
Transportation	9.3	197.6	206.9	14.6%
Exploration	63.3	19.6	82.9	5.9%
Corporate	9.6	0.0	9.6	0.7%
New Business***	0.8	0.0	0.8	0.1%
Supply and Marketing	0.2	0.0	0.2	0.0%
Total	703.2	711.9	1,415.1	100.0%

*Figures differ from the capital expenditure figures presented in the Cash Flow Statement on page 26. The investments in this table include operating expenditures and capital expenditures outflows of investment projects, while the investment line of the Cash Flow Statement includes capital expenditures only.

** Prorated according to Ecopetrol´ s stake

*** Corresponds to the new organizational structure and refers to the investments approved by the departments of Mergers and Acquisitions and New Business Management. These resources were part of the Corporate segment until 2014.

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Investments in the first quarter of 2015 totaled US$1,415.1 million, (49.7% in Ecopetrol S.A. and 50.3% in affiliates and subsidiaries) distributed as follows:

•	Production (45.9%): Drilling plan, especially in the fields Rubiales, Quifa, Castilla and La Cira Infantas, and expansion of the Acacías and Castilla 3 stations.

•	Refining, Petrochemicals and Biofuels (32.9%): Industrial Services Master Plan at the Barrancabermeja refinery and the modernization project of the Cartagena refinery.

•	Transport (14.6%): Reficar logistics projects to guarantee the crude and liquid products supply for the refinery, and the expansion of San Fernando-Monterrey and Costa Norte-Galán systems.

•	Exploration (5.9%): Drilling of exploration, stratigraphic and appraisal wells.

b.	Exploration

Exploration in Colombia

A3 Drilling in Colombia
1Q 2015

Company	Drilled	Hydrocarbon Presence*	In evaluation	Dry
Ecopetrol S.A.	0	0	0	0
Hocol S.A.	1	1	0	0
Total	1	1	0	0

*geological success

The following table shows details of our successful exploratory well drilled during the first quarter of 2015:

Quarter	Basin	Operator	Block	Well
1	VIM	Hocol	SSJN-1	Bullerengue-1

In addition, during the first quarter of 2015, Hocol drilled one stratigraphic well (Est-12-CPO-16 block) and one appraisal well (Bonga Oeste – Saman block). Ecopetrol drilled four appraisal wells, highlighting Nueva Esperanza-2 and Nueva Esperanza-3 wells of which confirmed the Nueva Esperanza discovery located on block CPO-09, other two wells are Pastinaca-5 (CPO-10 block) and QFN-CS-2 (Quifa block).

Toward the end of the first quarter of 2015, two exploratory wells were being drilled in deep waters of the Colombian Caribbean, operated by Anadarko: Kronos, located on the Fuerte Sur block, and Calasú, on the Fuerte Norte block, both jointly owned by Anadarko (50%) and Ecopetrol (50%).

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c.	Production

Gross* Oil and Gas Production

Ecopetrol S.A. (mboed)	1Q 2015	1Q 2014	∆(%)	∆(bls)
Crude Oil	598.0	587.8	1.7%	10.2
Natural Gas**	124.0	129.3	(4.1)%	(5.3)
Total	722.0	717.1	0.7%	4.9

Hocol (mboed)	1Q 2015	1Q 2014	∆(%)	∆(bls)
Crude Oil	20.0	22.5	(11.1)%	(2.5)
Natural Gas	0.1	0.2	(50.0)%	(0.1)
Total	20.1	22.7	(11.5)%	(2.6)

Savia (mboed)***	1Q 2015	1Q 2014	∆(%)	∆(bls)
Crude Oil	5.1	5.3	(3.8)%	(0.2)
Natural Gas	1.1	1.2	(8.3)%	(0.1)
Total	6.2	6.5	(4.6)%	(0.3)

Equion (mboed)***	1Q 2015	1Q 2014	∆(%)	∆(bls)
Crude Oil	10.0	9.3	7.5%	0.7
Natural Gas	8.7	8.3	4.8%	0.4
Total	18.7	17.6	6.2%	1.1

Ecopetrol America Inc (mboed)	1Q 2015	1Q 2014	∆(%)	∆(bls)
Crude Oil	3.3	1.6	106.3%	1.7
Natural Gas	3.1	0.2	1,450.0%	2.9
Total	6.4	1.8	255.6%	4.6

Ecopetrol including affiliates and subsidiares (mboed)	1Q 2015	1Q 2014	∆(%)	∆(bls)
Crude Oil	636.4	626.5	1.6%	9.9
Natural Gas	137.0	139.2	(1.6)%	(2.2)
Total Group's production	773.4	765.7	1.0%	7.7

* Gross production includes royalties and prorated according to Ecopetrol´s stake in each subsidiary

** Gas production includes white products

*** The production breakdown of crude oil and gas for the year 2014 was modified in order to reflect the production of “white products” in the production of gas.

During the first quarter of 2015, the Group’s production increased by 7.7 mboed (1%) as compared with the first quarter of 2014, driven by the increased production at the Castilla and Chichimene fields due to the start-up of new facilities and new wells, as well as improved environment conditions favorable to those operations. These factors helped to compensate the natural decline of other fields as well as certain operating constraints, primarily the water disposal capacity of the Rubiales field.

Production record in Castilla field of 124 mbod in March and Chichimene field of 85 mbod in January are also highlighted.

Group´s production increased 8.3 mboed during the first quarter of 2015, compared to the fourth quarter of 2014, mainly driven by the increased production in Castilla and Chichimene.

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Projects for increasing the recovery factor:

During the first quarter of the year, we began a pilot project to experiment with the cyclic injection of solvent-nitrogen in the Llanito field, which will test our ability to reduce crude oil viscosity and increase the field’s energy. In addition, we continue progressing in the construction of facilities and drilling wells in order to start the 7 pilots of the annual goal.

During the first quarter of the year, we highlight the progress in the air injection project at Chichimene field which already has its observation and injection well, and reached 73% completion in the construction of the surface facilities.

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Production of main fields

Average production main fields by region (mboed) - Ecopetrol´s net interest
Ecopetrol S.A.	1Q 2015	1Q 2014	∆(%)
Central Region	100.3	96.5	3.9%
1) La Cira - Infantas	24.8	25.0	(0.8)%
2) Casabe	23.9	21.4	11.7%
3) Yarigui	16.9	17.0	(0.6)%
4) Other	34.7	33.1	4.8%
Orinoquia Region	258.5	217.9	18.6%
1) Castilla	118.0	103.8	13.7%
2) Chichimene	80.1	47.3	69.3%
3) Cupiagua	34.9	35.3	(1.1)%
4) Other	25.5	31.5	(19.0)%
South Region	34.6	36.0	(3.9)%
1) San Francisco	8.5	9.7	(12.4)%
2) Huila Area	9.2	9.4	(2.1)%
3) Tello	4.9	4.5	8.9%
4) Other	12.0	12.4	(3.2)%
Region of Associated Operations	328.6	366.7	(10.4)%
1) Rubiales	93.5	110.8	(15.6)%
2) Guajira	47.2	55.8	(15.4)%
3) Quifa	25.8	35.1	(26.5)%
4) Caño Limón	32.0	33.8	(5.3)%
5) Cusiana	32.9	33.3	(1.2)%
6) Other	97.2	97.9	(0.7)%
Total	722.0	717.1	0.7%
Direct Operation	398.0	353.6	12.6%
Associated Operation	324.0	363.5	(10.9)%
Hocol
1) Ocelote	13.6	14.7	(7.5)%
2) Other	6.5	8.0	(18.8)%
Equión
1) Piedemonte	12.9	11.5	12.2%
2) Tauramena / Rio Chitamena	4.6	4.7	(2.1)%
3) Other	1.2	1.4	(14.3)%
Savia
1) Lobitos	2.3	2.3	0.0%
2) Peña Negra	1.8	1.8	0.0%
3) Other	2.1	2.4	(12.5)%
Ecopetrol America Inc.
1) Dalmatian	5.1	0.0	N/A
2) k2	1.3	1.8	(27.8)%

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Corporate Group Production per type of crude (mbod)
	1Q 2015	1Q 2014	∆(%)
Light	56.9	60.6	(6.1)%
Medium	224.0	234.8	(4.6)%
Heavy	355.5	331.1	7.4%
Total	636.4	626.5	1.6%

Ecopetrol Group´s Lifting Costs

Lifting costs per barrel produced by the Group, not including production corresponding to royalties was US$7.57 per barrel for the first quarter of 2015, which represents a US$2.32 per barrel reduction as compared to the US$9.89 per barrel lifting costs for the first quarter of 2014. This reduction was due to the following reasons:

•	The effects of the devaluation of the Colombian peso against the U.S. dollar, on average, from COP$2,004.05/US$1 in the first quarter of 2014 to COP$2,469.33/US$1 in the first quarter of 2015, resulting in a US$1.76 per barrel decrease in lifting costs.

•	A cost effect resulting in a US$0.51 per barrel decrease in lifting costs, due to the combined effects of:

o	Lower costs (-0.63 US$ per barrel) from operations of Ecopetrol and Hocol derived of the following optimization strategies: 1) lower number of well interventions as a result of improved subsoil strategies, 2) improved maintenance routines and equipment reliability, and 3) substitution of 50% of electricity generation by diesel.

o	Higher cost (+0.12 US$ per barrel): the start-up of production activities at the Dalmatian well by Ecopetrol America Inc.

•	A volume effect due to higher production volume resulting in a US$0.05 per barrel decrease in lifting costs.

d.	Transport

Transported volumes (mbod)	1Q 2015	1Q 2014	∆(%)
Crude	1,020.5	952.5	7.1%
Refined Products	253.0	247.6	2.2%
Total	1,273.5	1,200.1	6.1%

Note: These figures include volumes transported for third parties as well as the companies of the Group.

The volume of crude transported through the main Cenit S.A.S. system and its affiliates during the first quarter of 2015 increased by 7.1% as compared to the same period of last year, as a result of increased volumes transported in the Caño Limón-Coveñas and Oleoducto Transandino systems due to the decline in the number of attacks on infrastructure.

The volumes of refined products transported by Cenit S.A.S. during the first quarter of the year increased by 2.2% as compared to the same period of last year, mainly as a consequence of: 1) higher transported volumes of naphtha in the Galán-Apiay system for diluting heavy crude, and 2) higher transported of product volumes in the Cartagena-Barranquilla system.

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Cost per barrel transported

The cost per barrel transported for the companies of the Group in the first quarter of 2015 was US$5.13 per barrel, representing a US$0.11 per barrel reduction as compared to the US$5.24 cost per barrel transported during the same period last year.

The calculation methodology for this index has changed from the first quarter of 2015, as a consequence of the presentation of the financial statement under IFRS, to present costs and expenses of the corporates group´s companies of the transportation segment.

e.	Refining

e.1) Barrancabermeja Refinery:

	1Q 2015	1Q 2014	∆(%)
Refinery runs* (mbod)	224.8	223.2	0.7%
Utilization factor (%)	80.3%	81.9%	(2.0)%

* Includes volumes loaded in the refinery, not total volumes received.

Our Industrial Services Master Plan, which aims to increase the reliability and efficiency of the industrial services operations at the Barrancabermeja refinery, obtained 98% physical completion during the first quarter of 2015, highlighted by the commissioning of the refinery’s U-5100 cogeneration unit.

Cost and margins of the refining segment

The cash operating cost for the Group, which includes the operation of the Barrancabermeja refinery and Esenttia (formerly, Propilco), was US$4.71 per barrel during the first quarter of 2015, a US$1.17 per barrel decrease as compared to US$5.88 per barrel for the same period of 2014, primarily due to:

•	Devaluation of the COP/USD exchange rate: -US$1.09 per barrel

•	A cost effect resulting in a US$0.04 per barrel decrease in our cash operating costs, due to the combined effects of:

o	Decreases in variable costs per barrel loaded to Barrancabermeja resulting from certain optimization strategies.

o	Increases in maintenance costs due to Esenttia (formerly, Propilco) plant stoppages.

•	Lower costs from higher throughput at the refinery: -US$0.04 per barrel.

	1Q 2015	1Q 2014	∆(%)
Refining Margin (USD/bl)	18.2	16.3	11.7%

The increase in the Barrancabermeja’s refining margin between the first quarter of 2015 and the first quarter of 2014 was primarily due to: 1) a higher decrease in the price of processed crude (-US$49.5 per barrel) as compared with the decrease in the sales price of products (-US$47.0 per barrel); 2) increase in the yield of medium distillates (+1.4%) as a result of unit operational stability and improvements underway for giving value to residual streams.

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e.2) Reficar (Cartagena Refinery):

The Combined Distillation Unit and the Viscosity Reduction Unit have been shut down since March 2014, while the Catalytic Cracking Unit has not been in operation since October of 2013. There will be no change in this situation until the new refinery begins operations upon completion of Reficar’s expansion and modernization project.

The expansion and modernization project was 97.1% complete as of March 31, 2015, with the progress in the main work streams as follows:

Work Streams	Percentage
Detail engineering	100.0%
Procurement	99.9%
Module construction	100.0%
Construction	97.4%

III.	Organizational Consolidation, Corporate Responsibility and Corporate Governance (Ecopetrol S.A.)

a.	Organizational consolidation

Health, safety and environment (HSE):

HSE*	1Q 2015	1Q 2014
Accident frequency index (accidents per million labor hours)	0.32	0.99
Environmental incidents	4	7

*Results are subject to revision due to the fact that some figures may be reclassified, depending on the final results of the respective investigations.

Recognitions:

According to the firm MERCO, Ecopetrol has established itself as the point of reference with regards to corporate responsibility and governance because of its commitment to workers, customers, the community and shareholders, among other interest groups.

Science and technology:

In the first quarter of 2015, the Superintendent of Industry and Commerce, on behalf of the Colombian government, granted Ecopetrol a patent for the invention of a system for plugging leaks in pipes and pipelines for transporting fluids.

b.	Corporate Responsibility

Appointment of new Ecopetrol CEO

On March 5, 2015, our Board of Directors appointed Juan Carlos Echeverry as Ecopetrol’s new CEO, effective April 6, 2015. Mr. Echeverry’s profound knowledge on the economy, his capacity to manage processes of change, his experience in public administration and prior service as a member of the Ecopetrol’s Board of Directors make him the appropriate leader to guide the company through the reforms demanded by the new international oil price environment and to execute the strategy of institutional re-alignment in which Ecopetrol has been engaged for several months.

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Shareholders’ General Assembly:

On March 26, 2015, a Shareholders’ General Assembly was held in which more than 5,500 shareholders participated. Among the topics approved by the Assembly were: 1) reports of the management, 2) external auditor’s report, 3) approval of unconsolidated and consolidated financial statements as of December 31, 2014; 4) approval of the earnings distribution plan (dividend of COP$133 per share paid in one installment to minority shareholders beginning June 22, 2015), 5) election of the Board of Directors for the period 2015–2016, 6) capitalization of reserves accounts by means of an increase in the par value of shares, 7) modifications to the rules and procedures of the shareholders’ general assembly, and 8) modification of the bylaws in order to adopt new corporate best practices.

IV.	Presentations of the Quarter Results

Ecopetrol’s management will host two conference calls to review our results for the first quarter of 2015:

Spanish	English
May 13, 2015	May 13, 2015
10:00 am Bogota	11:30 Bogotá
11:00 am New York and Toronto (EDT)	12:30 p.m. New York and Toronto (EDT)

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please log on to the site 10 minutes in advance in order to download the necessary software and check the proper operation of the webcast in your browser. We recommend using the latest versions of Internet Explorer, Google Chrome or Mozilla Firefox.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) is the largest company in Colombia based on revenue, profit, assets and net worth. Ecopetrol is the only vertically integrated crude oil and natural gas company with stakes in operations in Colombia, Brazil, Peru, U.S. (Gulf of Mexico) and Angola. Its subsidiaries include: Andean Chemicals Limited, Bioenergy S.A., Bionergy Zona Franca S.A.S., Black Gold Re Ltd, Cenit Transporte y Logística de Hidrocarburos S.A.S., Ecopetrol America Inc, Ecopetrol del Perú S.A., Ecopetrol Oleo e Gas do Brasil Ltda, Ecopetrol Germany GmbH, Ecopetrol Capital AG, Ecopetrol Global Energy S.L.U., Ecopetrol Global Capital S.L.U., Equion Energía Limited, Hocol Petroleum Limited, Hocol S.A., Oleoducto de los Llanos Orientales S.A., Propilco S.A., Compounding and Masterbatching Industry Ltda- COMAI, Oleoducto Bicentenario de Colombia S.A.S, Oleoducto Central S.A. -OCENSA, Oleoducto de Colombia S.A.-ODC, Refinería de Cartagena S.A., Santiago Oil Company y Colombia Pipelines Limited. Ecopetrol S.A. is one of the 40 largest oil companies in the world and one of the four main oil companies in Latin America. The company is majority owned by the Republic of Colombia (88.5%) and its shares trade on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, on the New York Stock Exchange (NYSE) under the ticker EC, and on the Toronto Stock Exchange (TSX) under the symbol ECP. The company has three business segments: 1) exploration and production 2) transport and logistics, and 3) refining, petrochemicals and biofuels.

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Forward-looking Statements

This news release may contain forward-looking statements related to the prospects of the business, estimates of operating and financial results, and growth forecasts for Ecopetrol. These are projections, and, as such, are based solely on the expectations of management with regard to the company’s future and its continuous use of capital to finance the company’s investment plan. Such forward-looking statements depend essentially on changes in market conditions, government regulations, competitive pressures, performance of the Colombian economy and the industry, among others. Therefore, they are subject to change without prior notice.

Contact information:

Director of Corporate Finance and Investor Relations (A):

Maria Catalina Escobar

Phone: +571 234 5190

E-mail: claudia.trujillo@ecopetrol.com.co

Media Relations:

Jorge Mauricio Tellez

Phone: + 571 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co

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V.	Ecopetrol´s Group Exhibits

Income Statement

Ecopetrol Consolidated

COP$ Million	1Q 2015*	1Q 2014*
Income
Local Sales	4,595,455	6,287,599
Export Sales	6,474,087	10,700,899
Sale of Services	1,231,313	982,826
Total Sales	12,300,855	17,971,324
Cost of Sales
Variable Costs
Imported products	2,764,883	3,302,991
Purchase of Hydrocarbons	1,661,442	2,954,005
Depreciation, Amortization and Depletion	1,179,081	1,223,792
Hydrocarbon Transportation Services	320,471	385,515
Inventories and other	479,000	758,874

Fixed Costs
Depreciation	331,182	278,686
Contracted Services	659,530	697,023
Maintenance	401,334	463,168
Labor Costs	376,134	341,220
Other	349,898	370,202
Total Cost of Sales	8,522,955	10,775,476
Gross Profits	3,777,900	7,195,848
Operating Expenses
Administration	834,767	198,525
Selling and operational expenses	530,500	452,955
Exploration and Projects	84,533	363,573
Other operational (income) expenses	(29,748)	(83,872)
Operating Income/Loss	2,357,848	6,264,667
Financial Income/Loss
Financial Income **	2,288,672	1,599,737
Financial Expenses **	(3,600,851)	(1,688,621)
Interest expenses	(218,095)	(32,028)
Results from Subsidiaries	744	15,314
Income before income tax	828,318	6,159,069
Provision for Income Tax	472,375	2,094,230
Net Income Consolidated	355,943	4,064,839
Non-controlling interests	195,913	176,738
Equity holders of Ecopetrol***	160,030	3,888,101

Other comprenhensive income	1,124,090	(199,989)

EBITDA	3,148,902	7,864,737
EBITDA MARGIN	25.6%	43.8%

Notes

* The quarterly figures in this report are not audited.

** Includes exchange difference.

*** According to IAS-1, “Presentation of financial statements”, paragraph 83, the company must include in the statement of comprehensive income results attributable to non-controlling interests (minority interest) and results attributable to shareholders of the controlling company.

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Balance sheet

Ecopetrol consolidated

COP$ Million	March 31, 2015	December 31, 2014

Assets
Current Assets
Cash and cash equivalents	10,941,003	7,015,731
Accounts and notes receivable, net	4,403,743	4,462,104
Inventories, net	2,804,040	2,953,856
Assets held for sale	1,464,788	1,582,828
Other current assets	6,325,235	4,878,036
Total Current Assets	25,938,809	20,892,555

Non Current Assets
Investments, net	2,506,951	2,457,582
Accounts and notes receivable, net	469,301	455,176
Property, plant and equipment, net	59,805,008	56,591,093
Natural and environmental properties, Net	25,592,235	25,215,921
Other non current assets	7,425,167	7,239,229
Total Non Current Assets	95,798,662	91,959,001

Total Assets	121,737,471	112,851,556

Liabilities and Equity
Current Liabilities
Short term debts	3,923,556	3,031,566
Accounts and notes payable	12,876,311	8,747,807
Short term tax payable	3,145,687	1,833,685
Other current liabilities	2,741,375	2,665,734

Total Current Liabilities	22,686,929	16,278,792

Long Term Liabilities
Long term debts	38,802,360	31,915,775
Non current provisions employee benefits	4,192,293	4,274,083
Tax payable deferred	3,834,442	4,089,594
Non current provisions	4,842,089	4,718,722
Other non current liabilities	499,413	500,391
Labor and pension plan obligations

Total Long Term Liabilities	52,170,597	45,498,565

Total Liabilities	74,857,526	61,777,357

Non controlling interest	1,474,018	1,454,767

Equity	45,405,927	49,619,432

Total Liabilities and Shareholders' Equity	121,737,471	112,851,556

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Cash Flow Statement

Ecopetrol Consolidated

COP$ Million	1Q 2015	1Q 2014

Cash flow provided by operating activities:
Net income Equity holders of Ecopetrol	160,030	3,888,101
Adjustments to reconcile net income to cash provided by operating activities:
Non-controlling interests	195,912	176,738
Net income tax	472,375	2,094,230
Depreciation, depletion and amortization	1,586,918	1,574,939
Dry wells	42,447	147,409
Exchange differences	1,174,853	(22,993)
Financial expenses	291,785	142,019
Write-off for property, plant and equipment	(2,717)	(4,107)
Assets impairment	41,748	2,076
Loss (gain) valuation of investments	91,733	(5,875)
Loss (Income) from equity method on affiliated companies	(744)	(15,314)
Net changes in operating assets and liabilities:
Accounts and notes receivable	479,778	(267,033)
Inventories	140,296	274,417
Other assets	17,962	(628,966)
Accounts payable	(1,402,405)	(741,597)
Taxes payable	155,019	(2,062,245)
Labor obligations	(67,496)	(32,597)
Estimated liabilities and provisions	69,760	72,312
Other liabilities	47,902	144,028
Cash provided by operating activities	3,495,156	4,735,542

Cash flows from investing activities:
Payment for purchase of companies, net of cash acquired	-	-
Additions to property, plant and equipment	(2,089,147)	(1,471,042)
Investment in natural and environmental resources	(932,971)	(987,123)
Additions intangible assets	(6,973)	(83,834)
Other financial assets	(900,859)	641,344
Interest income	(73,690)	(109,990)
Dividends Received	21,646	30,001
Sale of property, plant and equipment	18,487	132,411
Net cash generated by investing activities	(3,963,507)	(1,848,233)

Cash flows from financing activities:
Financial obligations	5,056,025	1,440,333
Payments of loans	(560,606)	(1,373,703)
Payments of interest	(403,071)	(348,252)
Capitalization	-	43
Dividends paid by the Ecopetrol	-	(1,309,852)
Dividends paid non controlling interest	(181,704)	(18,192)
Net cash used in financing activities	3,910,644	(1,609,623)

Exchange difference in cash and cash equivalents	482,979	81,926

Net increase (decrease) in cash and cash equivalents	3,925,272	1,359,612
Cash and cash equivalents at the beginning of the year	7,015,731	8,541,138
Cash and cash equivalents at the end of the year	10,941,003	9,900,750

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Reconciliation of EBITDA
Ecopetrol Consolidated

COP$ Millions	1Q 2015	1Q 2014
RECONCILIATION NET INCOME TO EBITDA
Net Income	160,030	3,888,101
Depreciations, depletions and amortizations	1,586,918	1,574,939
Net Interest	309,869	199,675
Other Taxes	831,247	245,744
Provision for income tax, net	472,375	2,094,230
Non-controlling interest	(211,537)	(137,952)
CONSOLIDATED EBITDA	3,148,902	7,864,737

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VI.	Exhibits of Subsidiary Results and Shareholder Interest

Note: The financial results of subsidiary companies have not been audited

Exploration and Production

1.	Hocol

Income Statement
(COP$ Billion)	1Q 2015	1Q 2014
Local Sales	74	28
Export Sales	207	482
Total Sales	281	510
Variable Costs	147	181
Fixed Costs	84	128
Cost of Sales	231	309
Gross profit	50	201
Operating Expenses	51	45
Operating Profit	(1)	156
Non operating, net	22	8
Profit/(Loss) before taxes	21	164
Income tax	37	56
Net Income/Loss	(16)	108

TOTAL EBITDA *	115.0	273.0
EBITDA margin	40.9%	53.5%

Balance Sheet COP$ Billion	March 31, 2015	December 31, 2014
Current Assets	1,220	1,148
Long Term Assets	2,347	2,252
Total Assets	3,567	3,400
Current Liabilities	1,032	1,017
Long Term Liabilities	496	437
Total Liabilities	1,528	1,454
Equity	2,039	1,946
Total Liabilities and Shareholders´ Equity	3,567	3,400

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2.	Savia Peru

Income Statement US$ million	1Q 2015	1Q 2014
Local Sales	$26.9	$59.3
Total Sales	$26.9	$59.3
Variable Costs	$13.6	$17.5
Fixed Costs	$17.8	$14.8
Cost of Sales	$31.4	$32.3
Gross profit	$(4.5)	$27.0
Operating Expenses	$9.5	$7.6
Operating Profit	$(14.0)	$19.4
Non operating, net	$(0.3)	$(0.5)
Profit/(Loss) before taxes	$(14.3)	$18.9
Income tax	$0.9)	$8.4
Net Income/Loss	$(13.4)	$10.5

TOTAL EBITDA *	$3.7	$34.2
EBITDA margin	14%	58%

Balance Sheet US$ million	March 31, 2015	December 31, 2014
Current Assets	$128.0	$146.7
Long Term Assets	$772.5	$791.4
Total Assets	$900.5	$938.1
Current Liabilities	$194.0	$214.0
Long Term Liabilities	$154.3	$159.1
Total Liabilities	$348.3	$373.1
Equity	$552.2	$565.0
Total Liabilities and Shareholders´ Equity	$900.5	$938.1

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3.	Equion

Income Statement (COP$ Billion)	1Q 2015	1Q 2014
Local Sales	74.0	68
Export Sales	167.7	266
Total Sales	241.7	334
Variable Costs	154.5	90
Fixed Costs	32.9	41
Cost of Sales	187.4	131
Gross profit	54.3	203
Operating Expenses	36.6	13
Operating Profit	17.7	190
Non operating, net	19.1	38
Profit/(Loss) before taxes	36.8	228
Income tax	16.3	74
Net Income/Loss	20.5	154

TOTAL EBITDA *	176.6	274.2
EBITDA margin	73.1%	82.1%

Balance Sheet COP$ Billion	March 31, 2015	December 31, 2014
Current Assets	1,184	1,053
Long Term Assets	2,007	1,984
Total Assets	3,191	3,037
Current Liabilities	802	815
Long Term Liabilities	253	218
Total Liabilities	1,055	1,033
Equity	2,136	2,004
Total Liabilities and Shareholders´ Equity	3,191	3,037

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Refining and Petrochemical

1.	Essentia (Propilco)

Sales volumes (tons)	1Q 2015	1Q 2014
Polypropylene	101,014	91,033
Masterbatch	3,378	3,120
Polyethylene	7,844	5,218
Total	112,236	99,372

Income Statement
(COP$ Billion)	1Q 2015	1Q 2014
Local Sales	166	149
Export Sales	261	235
Total Sales	427	384
Variable Costs	369	322
Fixed Costs	24	26
Cost of Sales	393	348
Gross profit	34	36
Operating Expenses	39	28
Operating Profit	(5)	8
Non operating, net	22	22
Profit/(Loss) before taxes	17	30
Income tax	(7)	1
Net Income/Loss	24	29

TOTAL EBITDA *	30.0	15.0
EBITDA margin	7.0%	3.9%

Balance Sheet
COP$ Billion	March 31, 2015	December 31, 2014
Current Assets	894	919
Long Term Assets	813	771
Total Assets	1,707	1,690
Current Liabilities	578	597
Long Term Liabilities	127	147
Total Liabilities	705	744
Equity	1,002	946
Total Liabilities and Shareholders´ Equity	1,707	1,690

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2.	Reficar

Sales Volume (mbd)	1Q 2015	1Q 2014
Local	38.4	35.1
International	0.0	38.9
Total	38.4	74.0

Income Statement
(COP$ Billion)	1Q 2015	1Q 2014
Local Sales	628	788
Export Sales	-	737
Total Sales	628	1,525
Variable Costs	567	1,390
Fixed Costs	47	57
Cost of Sales	614	1,447
Gross profit	14	78
Operating Expenses	197	63
Operating Profit	(183)	15
Non operating, net	(1)	(1)
Profit/(Loss) before taxes	(184)	14
Income tax	(26)	37
Net Income/Loss	(158)	(23)

TOTAL EBITDA *	(74.0)	66.0
EBITDA margin	-11.8%	4.3%

Balance Sheet
COP$ Billion	March 31, 2015	December 31, 2014
Current Assets	1,621	1,272
Long Term Assets	21,338	19,076
Total Assets	22,959	20,348
Current Liabilities	697	984
Long Term Liabilities	14,163	12,895
Total Liabilities	14,860	13,879
Equity	8,099	6,469
Total Liabilities and Shareholders´ Equity	22,959	20,348

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Transportation

1.	Cenit

The financial information presented corresponds to CENIT individually, recognizing application of the participation method to the earnings of the other transport companies of the Corporate Group.

Income Statement
(COP$ Billion)	1Q 2015	1Q 2014
Services	902	746
Total Sales	902	746
Variable Costs	92	28
Fixed Costs	354	408
Cost of Sales	446	436
Gross profit	456	310
Operating Expenses	121	20
Operating Profit	335	290
Non operating, net	563	249
Profit/(Loss) before taxes	898	539
Income tax	203	77
Net Income/Loss	695	462

TOTAL EBITDA *	693.0	364.0
EBITDA margin	76.8%	48.8%

Balance Sheet
COP$ Billion	March 31, 2015	December 31, 2014
Current Assets	3,013	2,649
Long Term Assets	15,690	15,523
Total Assets	18,703	18,172
Current Liabilities	2,444	1,110
Long Term Liabilities	1,167	1,064
Total Liabilities	3,611	2,174
Equity	15,092	15,998
Total Liabilities and Shareholders´ Equity	18,703	18,172

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Biofuels

1.	Ecodiesel

Sales volume (mboed)	1Q 2015	1Q 2014
Biodiesel	2.3	2.3
Glycerin	0.2	0.2
Total	2.5	2.5

Income Statement
(COP$ Billion)	1Q 2015	1Q 2014
Local Sales	58	78
Total Sales	58	78
Variable Costs	51	67
Fixed Costs	-	-
Cost of Sales	51	67
Gross profit	7	11
Operating Expenses	2	3
Operating Profit	5	8
Non operating, net	-	-
Profit/(Loss) before taxes	5	8
Income tax	1	1
Net Income/Loss	4	7

Balance Sheet
COP$ Billion	February 28, 2015	December 31, 2014
Current Assets	58	62
Long Term Assets	76	75
Total Assets	134	137
Current Liabilities	41	45
Long Term Liabilities	29	32
Total Liabilities	70	77
Equity	64	60
Total Liabilities and Shareholders´ Equity	134	137

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VII.	Corporate Group Debt

Current Debt by Company*

Company	USD	COP**	Total

Ecopetrol	9,458	1,451	10,910
Reficar	3,352	0	3,352
Bicentario	0	725	725
ODL	0	326	326
Bioenergy	0	192	192
Ocensa	500	0	500
Propilco	21	0	21
Ecodiesel	0	11	11
Total	13,331	2,705	16,036
%	83%	17%	100%

Subordinated debt***	1,657	488	2,145

* Nominal value of debt as of March 31, 2015, without accrued interests

** Figures in US million dollars converted with TRM as of March 31, 2015

***Subordinated debt and Ecodiesel does not consolidate in financial statements of Ecopetrol

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VIII.	Annex: Principal Changes in Consolidated Financial Reporting and Its Effects for the Year 2014, Product of the Adoption of International Financial Reporting Standards – IFRS

Adoption of the International Financial Reporting Standards (IFRS)

In accordance with Law 1314 of 2009, Regulatory Decree 2784 of December 2012 and Decree 3024 of 2013, Ecopetrol must report its financial statements under international financial reporting standards. In this law, Ecopetrol was classified in Group 1 of preparers of financial information in Colombia, and, therefore, on February 28, 2013, submitted its plan for implementing IFRS to the different Superintendences.

The Opening Consolidated Statement of Financial Position as of January 1, 2014, was submitted to the Superintendent of Finance and the Superintendent of Ports and Transport, with the approval of the entities responsible for its preparation for convergence and its adequate compliance, including: the Board of Directors, Auditing Committee and the CEO.

During the year 2014, a period of transition and implementation, Ecopetrol and its Business Group carried out a work plan with the purpose of ensuring, at the source document level, accounting recognition of operations under IFRS, in order to meet the deadline for implementing the new technical framework starting January 1, 2015.

Among the principal impacts and changes are: Adaptation of reporting systems, process redesign, updating of accounting policies and procedures, as well as the generation of accounting impacts mainly on the following items: fixed assets, labor obligations, deferred tax, accounts receivable and accounts payable.

Once the standards are adopted, the impacts of adoption for the first time are recorded in the Balance Sheet, in equity, and in a specific line item called “first-time adoption”, and the accounting record commences under the international financial reporting standards.

Under the international norm, opening balance figures are likely to be adjusted as a result of the adoption process through December 31, 2015.

It should be clarified that solely for tax purposes, as provided by Law 1607, article 165, of 2012, the tax bases will remain unchanged for four (4) years after IFRS goes into force, therefore, the public accounting regime or tax norm will continue to operate, as appropriate.

Financial effects

•	Equity reconciliation – Opening balance as of January 1, 2014 (figures in COP$ billion)

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The following reconciliation includes the main effects of the transition to IFRS on Ecopetrol’s consolidated financial position:

As of January 1, 2014

Consolidated shareholder equity in accordance with the Public Accounting Regime RCP	71,119
a. Non-controlling interest	4,574
b. Equity method and inventories	133
c. Properties, plant and equipment	(21,247)
d. Deferred charges	(707)
e. Equion non-controlling interest	(1,222)
f. Actuarial obligation	(1,390)
g. Deferred tax	(269)

Consolidated shareholder equity in accordance with IFRS	50,991

a.	Non-controlling interest: increase of COP$4,574 billion due to that under IFRS non-controlling interest is recorded in Equity while under Public Accounting Regime RCP is recorded in Liabilities.

b.	Equity method and inventories: net increase of COP$133 billion as follows:

Increase due to: i) higher value of accounts payable and receivable for the registration at reasonable value of crude oil imbalances +COP$96 billion; ii) recovery of provisions due to the valuation of inventories at the lowest of the cost and the net realized value, resulting in a higher equity value of +COP$48 billion.

Decrease due to: Other adjustments that reduce the equity, including equity participation method: –COP$11 billion.

c.	Properties, plant and equipment: net reduction of COP$21,247 billion as follows:

Decrease due to: i) reversion of valuations, which under RCP the Company recognizes for property, plant and equipment, and which under IFRS, were eliminated from equity: –COP$22,211 billion. ii) The net present value of abandonment costs that produces a recalculation of depreciation: –COP$467 billion. iii) Impairment of assets: –COP$259 billion. iv) Elimination of adjustments for inflation: –COP$306 billion. v) Recognition of revenues coming from extended tests of production as a lower value of projects: -COP$147 billion. vi) Registration of financial leases as fixed assets: –COP$17 billion. vii) Non-capitalized expenses: -COP$103 billion.

Increase due to the revision of the useful life of assets along with a change in the depreciation method that cause a higher value of the initial equity: +COP$2,263 billion.

d.	Deferred charges: a reduction of COP$707 billion due to that under IFRS some items are recognized as expenditures while under RCP those were presented as deferred assets, such as the tax on equity –COP$490 billion and other deferred charges –COP$217 billion.

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e.	Equion non-controlling interest: a decrease of COP$1,222 billion corresponding to the minority interest of Equion, investment that went from being consolidated under RCP to being recognized by the equity participation method under IFRS as, per shareholders agreement, they hold joint control.

f.	Actuarial obligation: a reduction of COP$1,390 billion due to that under IFRS the assets that back the pension liability (Autonomous Pension Equities) are part of the balance sheet, as well as the liabilities corresponding to labor obligations subject to actuarial estimation (pensions, pension bonds, five year period benefit, health and education). Such estimation is made under IFRS guidelines using the projected unit credit method.

g.	Deferred tax: net decrease generated by changes in the measurement of assets and liabilities applying IFRS, which have resulted in temporary differences giving rise to changes in assets (liabilities) due to deferred tax. Among the main changes are: increase in the accounting basis of property, plant and equipment generating a greater deferred tax liability: -COP$443 billion; excess of presumptive income and tax losses to be compensated that generate a higher value of deferred tax assets of +COP$207 billion and other temporary differences that generate a lower value of deferred tax: -COP$33 billion.

All of the above adjustments were recognized in the equity as effects of the first-time adoption of IFRS.

•	Net Income reconciliation as of December 31, 2014 (figures in COP$ billion)

From January 1, 2014 until December 31, 2014

Consolidated shareholder net income in accordance with the Public Accounting Regime RCP	7,510

a. Properties, plant and equipment	(41)
b. Updated actuarial calculation	301
c. Deferred charges	526
d. Deferred tax	534
e. Equity method and other	(72)
f. Exchange rate difference	(1,739)

Consolidated shareholders net income in accordance with IFRS	7,019

Consolidated net income of Ecopetrol decreased by COP$491 billion:

a.	Properties, plant and equipment: a net reduction of COP$41 billion as follows:

Increase due to lower depreciation and amortization charges: +COP$718 billion.

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Decrease due to: i) impairment of assets: –COP$317 billion; ii) Updating of present value of abandonment costs: –COP$143 billion; and iii) Other adjustments on fixed assets from non-capitalized items: –COP$299 billion.

b.	Update of actuarial calculation: increase of net income of COP$301 billion due to that under IFRS the long term employee benefit payments (pensions, severance pay, five year period benefit, health and education) are recorded as a lower value of the liability, while under Public Accounting Regime (RCP) those are recorded as period expenses. In addition, the update made on actuarial assumption affects the equity accounts -Other comprehensive result- and not the net income.

c.	Deferred charges: increase of net income in COP$526 billion due to the last installment of the equity tax of COP$490 billion, which under RCP was registered as period expense and under IFRS is part of the adjustments for first-time adoption; therefore is not affecting the net income of the period. Other deferred charges for +COP$36 billion that under IFRS are not considered as deferred assets.

d.	Deferred tax: net increase of +COP$534 billion due to a net reduction in the deferred tax generated in the variation of measurement of assets and liabilities by applying IFRS, which have resulted in temporary differences giving rise to changes in assets (liabilities) due to deferred tax. Among the main variations with respect the accounting net income under IFRS of year 2014 are: i) higher value of deferred tax asset of +COP$672 billion due to the lower value of the accounting basis of property, plant and equipment in progress under IFRS compared with RCP, owing to the different methodology for the accounting of capitalized interest and exchange difference, ii) increase in the accounting basis of property, plant and equipment that originates a higher deferred tax liability amounting to –COP$133 billion, explained mainly by lower depreciation expenses under IFRS versus RCP, iii) other temporary differences that cause a lower value of deferred tax amounting to –COP$5 billion.

e.	Equity method and other: a net reduction of COP$72 billion owing to:

Increase due to other adjustments amounting to COP$128 billion that includes participation method and impacts on non-controlling interest.

Decrease due to: i) adjustments at the consolidation level due to differences between IFRS and RCP: -COP$179 billion, ii) reasonable value of crude oil imbalances: -COP$21 billion.

f.	Exchange rate difference: a net reduction of COP$1,739 billion as follows:

Decrease due to the difference in the methodology for the recognition of capitalized interests and exchange rate difference: -COP$2,212 billion.

Increase due to effects on the exchange rate difference resulting from the change in functional currency of some of the Groups´ companies: +COP$473 billion.

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As a result of the accounting adjustments owing to the first-time adoption, the net income under IFRS as of December 31, 2014 would be COP$7,019 billion, 6.5% lower than the net income reported in 2014 under the Public Accounting Regime - RCP. It should be noted that the net income under which 2014 dividends were declared was that reported under Regime of Public Accounts RCP in force at the end of 2014, this is, COP$7,510 billion. The net income under IFRS at the end of 2014 is presented only for monitoring and reporting purposes.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Magda Manosalva
Name:	Magda Manosalva
Title:	Chief Financial Officer

Date: May 13, 2015